

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
James Endee
President and Chief Executive Officer
3D Total Solutions, Inc.
75 Danbury Road, Suite 508
Ridgefield, CT 06877

> **Re:** **3D Total Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 30, 2014**
> **File No. 333-197477**

Dear Mr. Endee:

We have reviewed the above-referenced filing and have the following comments. Where we reference prior comments, we are referring to our September 25, 2014 letter.

June 30, 2014 and 2013 Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1.   Please revise the statement to present net loss per common share data and the weighted average shares outstanding. Refer to Rule 5-03 of Regulation S-X and ASC 260-10-50-1.

Exhibit 5.1

2.   We note the changes made to the legality opinion in response to prior comment 3. Please have counsel further revise its opinion to clarify, if accurate, that the 3,513,300 shares being offered for resale by the selling shareholders are (rather than "will be") legally issued, fully paid, and non-assessable. We refer you to Section II.B.1.a of Staff Legal Bulletin No. 19 for guidance.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3483 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                Sincerely,

                /s/ Katherine Wray

                Katherine Wray
                Attorney-Advisor

cc: Via E-mail
        Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC